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Exhibit 12

E. I. DU PONT DE NEMOURS AND COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Years Ended December 31
	2005	2004	2003	2002	2001
Income from Continuing Operations
Before Extraordinary Item and Cumulative Effect of a Change In Accounting Principles	$2,053	$1,780	$1,002	$1,841	$4,328	(a)
Provision for (Benefit from) Income Taxes	1,468	(329)	(930)	185	2,467
Minority Interests in Earnings (Losses) of Consolidated Subsidiaries	37	(9)	71	98	49
Adjustment for Companies Accounted for by the Equity Method	215	99	360	45	93
Capitalized Interest	(23)	(17)	(29)	(45)	(62)
Amortization of Capitalized Interest	33	365 (b)	119 (b)	59	61

	3,783	1,889	593	2,183	6,936

Fixed Charges:
Interest and Debt Expense	518	362	347	359	590
Capitalized Interest	23	17	29	45	62
Rental Expense Representative of Interest Factor	88	91	90	82	78

	629	470	466	486	730

Total Adjusted Earnings Available for Payment of Fixed Charges	$4,412	$2,359	$1,059	$2,669	$7,666

Number of Times Fixed Charges are Earned	7.0	5.0	2.3	5.5	10.5

(a)
Includes $3,866 after-tax gain on the sale of DuPont Pharmaceuticals to Bristol-Myers Squibb.

(b)
Includes write-off of capitalized interest associated with exiting certain businesses.

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  Exhibit 12